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                   [LETTERHEAD OF NTN COMMUNICATIONS, INC.]


             FORMER METROMEDIA BROADCASTING PRESIDENT BENNETT AND
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                    FORMER LIBERTY SPORTS PRESIDENT FRAZIER
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                                JOIN NTN BOARD
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CARLSBAD, Calif. -- September 19, 1996 -- Robert M. Bennett, former president of
Metromedia Broadcasting, and Ed Frazier, previously president of Liberty Sports, Inc., have been appointed to serve on the Board of Directors for NTN Communications (AMEX: NTN). The announcement was made today by Patrick J. Downs, chairman and chief executive officer of NTN, the industry's leading producer and programmer of interactive entertainment.

Under Robert Bennett's leadership as president of Metromedia Broadcasting from 1982-1986, the company developed into the most aggressive group operation in the country, winning "Best News" Emmys for all of its stations, and producing such shows as "Small Wonder," "Star Search" and "Fame." His first sales job in broadcasting was at KTTV, Metromedia's Los Angeles television station, followed by management positions in Metromedia's broadcast division. In 1972, he joined Boston Broadcasters, Inc. (BBI), serving as president and director from 1979-1982. Bennett's distinguished career also includes president, and founder with son Casey, of Bennett Productions and Bennett Sports Productions. in 1991, he acquired full ownership from his previous partners of Trans Atlantic Entertainment, which was created in 1989 as a result of the purchase of New World Entertainment's 180-film theatrical and 400-film video libraries.

Ed Frazier served from 1986-1996 as the first president of Liberty Sports, Inc., the former sports programming arm of Tele-Communications, Inc. (TCI) which recently merged with Fox Sports. Under his direction, Liberty Sports grew to become the largest distributor of regional sports cable programming, with over 100 million subscribers worldwide and investments in 14 regional sports networks. Frazier's career also includes successful launches of several regional networks, as well as vice president and general manager of Oak Industries, where in 1980 he directed the launch of subscription television. In August 1996, he and partner Joe King founded Frazier/King Media, which includes Frazier/King Studios and Prime-Sports Merchandising, a chain of 21 sports apparel stores and a 49-store franchise system.

"We are privileged to have such distinguished individuals as Robert Bennett and Ed Frazier serving on the NTN Board of Directors," said Downs. "Their combined experience and expertise in the broadcast industry, which includes programming, distribution and advertising sales, will be invaluable as our company continues to exploit the new distribution channels available for interactive television including the acquisition of programming rights, not only for our hospitality network, but also for our online, Internet and cable services for the home consumer market."

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                                            CONTACT:

                                            KRISTI NICHOLS (619) 438-7400
                                            NTN COMMUNICATIONS, INC.

                                            HERBERT LANZET (212) 687-0061
                                            H.L. LANZET, INC.